October 22, 2019

Patrick White
Chief Executive Officer
VerifyMe, Inc.
75 S. Clinton Ave., Suite 510
Rochester, NY 14604

       Re: VerifyMe, Inc.
           Registration Statement on Form S-1
           Filed October 10, 2019
           File No. 333-234155

Dear Mr. White:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise your prospectus prior to effectiveness to disclose the number of units, shares and warrants to be offered. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.
General

2. Please include disclosure indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Patrick White
VerifyMe, Inc.
October 22, 2019
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.



                                                           Sincerely,
FirstName LastNamePatrick White
                                                           Division of
Corporation Finance
Comapany NameVerifyMe, Inc.
                                                           Office of Life
Sciences
October 22, 2019 Page 2
cc:       Alexander R. McClean, Esq.
FirstName LastName